IMDb



John Lyde (I)

Editor   Cinematographer   Director

Play trailer 0:35
Come Unto Me (2016)

5 VIDEOS   **16 PHOTOS**



John Lyde was born on 29 September 1976 in Salt Lake City, Utah, USA. He is an editor and cinematographer, known for Riot (2015), Scarlett (2020) and The Trial of Porter Rockwell (2019). He has been married to Lorien Lyde since 13 December 1997. They have seven children.

Born September 29, 1976

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Known for

Riot
★ 5.1
Editor (uncredited)
2015

Scarlett
★ 5.1
Editor
2020

The Trial of Porter Rockwell
★ 8.3 Short
Editor
2019

Forever Strong
★ 7.1
Editor
2008

Credits

(Editor 86 ✕) (Cinematographer 69 ✕) (Director 55 ✕) (Producer 50 | Writer 25 | Stunts 9 | Actor 7 | Camera and Electrical D ›

Expand below   **All credits**

Editor

Upcoming 2   ⌄

Love Switch
⭐ 6.6
Editor
2024
ⓘ

Passport to Love
⭐ 6.2
Editor
2024
ⓘ

Mythica: Stormbound
⭐ 5.8
Editor
2023
ⓘ

Journey to Christmas
⭐ 6.7   TV Movie
Editor
2023
ⓘ

Cinderella in the Caribbean
⭐ 5.9
Editor (edited by)
2023
ⓘ

Lost in Love
⭐ 6.0
Editor
2023
ⓘ

Destined 2: Christmas Once More
⭐ 6.7
Editor
2023
ⓘ

Love in Tahiti
⭐ 6.8
Editor
2023
ⓘ

Legend of the Forest
Editor (edited by)
2022
ⓘ

Quest for Love
⭐ 6.3
Editor
2022
ⓘ

Destined at Christmas
⭐ 6.9   TV Movie
Editor
2022
ⓘ

Love's Portrait
⭐ 7.0   TV Movie
Editor
2022
ⓘ

Just Add Love
⭐ 5.4
Editor
2022
ⓘ

Love in Aruba
⭐ 6.5
Editor
2021
ⓘ

Stalked in Paradise
⭐ 5.1
Editor
2021
ⓘ

Identical Love
⭐ 6.3
Editor
2021
ⓘ

No Greater Courage, No Greater Love
Short
Editor
2021
ⓘ

Love, Lost & Found
⭐ 5.8   TV Movie
Editor
2021
ⓘ

Scarlett
⭐ 5.1
Editor
2020
ⓘ

Young Joseph 1820
Short
Editor
2020
ⓘ

A Candle in the Window
Short
Editor
2019
ⓘ

Shattered Memories
⭐ 5.3   TV Movie
Editor (as Airk Thaughbaer)
2019
ⓘ

The Trial of Porter Rockwell
⭐ 8.3   Short
Editor
2019
ⓘ

The Christmas Apron
⭐ 7.2   Short
ⓘ

Previous   84   ⌃

The Outpost
⭐ 6.5   TV Series
Editor
3 episodes   2018
ⓘ

My Broken Horse Christmas
⭐ 7.0   Short
Editor (as Airk Thaughbaer)
2017
ⓘ

Carthage
⭐ 7.4   Video
Editor (as Airk Thaughbaer)
2017
ⓘ

The High Road
⭐ 7.5   Short
Editor (as Airk Thaughbaer)
2017
ⓘ

The Killing Pact
⭐ 4.7   TV Movie
Editor (as Airk Thaughbaer)
2017   ⓘ

Story Tellers: An Evening with Colorful Characters
⭐ 7.2
Editor (as Airk Thaughbaer)
2017   ⓘ

Come Unto Me
⭐ 5.5   Short
Editor (as Airk Thaughbaer)
2016   ⓘ

Riot
⭐ 5.1
Editor (uncredited)
2015   ⓘ

He Knows My Name
⭐ 6.4   Short
Editor (as Airk Thaughbaer)
2015   ⓘ

Mochila: A Pony Express Adventure
⭐ 8.8   Short
Editor
2014   ⓘ

The Christmas Dragon
⭐ 4.5
Editor (as Airk Thaughbaer)
2014   ⓘ

No Ordinary Shepherd
⭐ 6.9   Video
Editor (as Airk Thaughbaer)
2014   ⓘ

One Shot
⭐ 3.5
Editor (as Airk Thaughbaer)
2014   ⓘ

Nowhere Safe
⭐ 5.5   TV Movie
Editor
2014   ⓘ

Survivor
⭐ 4.0
Editor (as Airk Thaughbaer)
2014   ⓘ

The Hanging Tree
⭐ 8.2   Short
Editor
2014   ⓘ

Christmas for a Dollar
⭐ 7.0
Editor (as Airk Thaughbaer)
2013   ⓘ

SAGA: Curse of the Shadow
⭐ 4.9
Editor (as Airk Thaughbaer)
2013   ⓘ

Uphill Battle
⭐ 5.6
Editor   ⓘ

2013

12 Dogs of Christmas: Great Puppy Rescue
⭐ 5.2
Editor
2012

ⓘ

Christmas Oranges
⭐ 6.7
Editor (as Airk Thaughbaer)
2012

ⓘ

Osombie
⭐ 3.6
Editor (as Airk Thaughbaer)
2012

ⓘ

Unwind
Short
Editor
2012

ⓘ

Abide with Me
⭐ 6.7   Short
Editor
2012

ⓘ

Life According to Penny
⭐ 7.3   Short
Editor
2012

ⓘ

A Christmas Wish
⭐ 6.5   TV Movie
Editor
2011

ⓘ

Hunger Games: The Second Quarter Quell
⭐ 7.8   Short
Editor
2011

ⓘ

Age of the Dragons
⭐ 3.4
Editor
2011

ⓘ

Midway to Heaven
⭐ 6.1
Editor
2011

ⓘ

Start with Nothing
Editor
2011

ⓘ

Hunger Games: Katniss & Rue
⭐ 6.5   Short
Editor
2010

ⓘ

Children of Joseph
Short
Editor
2009

ⓘ

The Wild Stallion
⭐ 4.9
Editor
2009

ⓘ

Once Upon a Summer
⭐ 6.4
Editor
2009
ⓘ

One Man's Treasure
⭐ 3.4
Editor
2009
ⓘ

Fifty Cents
⭐ 6.7   Short
Editor
2009
ⓘ

Minor Details
⭐ 4.6
Editor
2009
ⓘ

The Eleventh Hour
⭐ 4.4
Editor
2008
ⓘ

Forever Strong
⭐ 7.1
Editor
2008
ⓘ

Rescued
⭐ 3.5
Editor
2008
ⓘ

Bluetiful
⭐ 6.2   Short
Editor
2008
ⓘ

The Singles 2nd Ward
⭐ 5.3
Editor
2007
ⓘ

Passage to Zarahemla
⭐ 5.3
Editor
2007
ⓘ

House of Fears
⭐ 4.6
Editor
2007
ⓘ

Turn Around
⭐ 5.6
Editor
2007
ⓘ

Heber Holiday
⭐ 3.1
Editor
2007
ⓘ

The Dance
⭐ 5.6
Editor
2007
ⓘ

Sons of Provo: Confidential
⭐ 7.6   Video
Editor
ⓘ

2007

Outlaw Trail: The Treasure of Butch Cassidy
⭐ 5.6
Editor
2006
ⓘ

Money or Mission
⭐ 7.0   Video
Editor
2006
ⓘ

Take a Chance
⭐ 5.8   Video
Editor
2006
ⓘ

Church Ball
⭐ 4.2
Editor
2006
ⓘ

Latter-Day Night Biscuit
⭐ 5.2   Video
Editor
2005
ⓘ

Mobsters and Mormons
⭐ 6.1
Editor
2005
ⓘ

Dear John
⭐ 5.6   Video
Editor
2004
ⓘ

Sons of Provo
⭐ 5.9
Editor
2004
ⓘ

Hoops
⭐ 5.7   Video
Editor
2004
ⓘ

In the Service of God
⭐ 5.9   Video
Editor
2003
ⓘ

The Collectors
⭐ 4.1   Video
Editor
2003
ⓘ

The Field Is White
⭐ 5.7   Video
Editor
2002
ⓘ

Close ✕

Cinematographer

Upcoming   2   ⌄

Previous   67   ⌄